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                                                               Exhibit (a)(5)(L)

                                 June 13, 2000


     Re:  Instructions Regarding Payment for Shares and Options

To:  Thomas A. Marinkovich

     As you are aware, NTT Communications Corporation ("NTT Communications") has made a tender offer to purchase all outstanding Common Stock of Verio Inc. ("Verio") for cash at a price of $60.00 per share (the "Offer"). This letter explains the effects of the Offer on the shares of Verio common stock that you may own directly, as well as options that you hold under the 1998 Non-Employee Director Stock Incentive Plan. Please read through this letter carefully, as it provides instructions for what you must do to participate in the Offer that NTT Communications has made to acquire Verio.

1.  Verio Stock You Own Directly.

     Verio stock that you may own directly includes shares that you purchased on the market or shares that you acquired directly from Verio. If you hold these shares in a brokerage account, your broker already should have sent you materials describing the Offer and what you need to do in order to tender the shares in the Offer. You should call your broker if you have not received these forms, but we have also included a copy with this letter. If you hold your shares through a broker, then you can tender your shares without the necessity of completing any documents by merely calling your broker and instructing him or her to tender the shares on your behalf. Your broker may charge you a fee for tendering your shares in the Offer.

     If you acquired shares directly from Verio and hold a stock certificate evidencing those shares, you should have received a package of materials directly in the mail containing a blue Letter of Transmittal. In the case of shares where you actually hold a stock certificate, you must complete and sign the Letter of Transmittal and return it to the Depositary Agent in accordance with the instructions contained in those documents.

     If you do not tender shares that you actually own in the Offer, but the Offer is nevertheless completed, your shares will be automatically converted into a right to receive cash, at the same $60 price per share, at the time of the merger which will occur some time after the completion of the Offer. We don't know precisely what the timing of that subsequent merger would be.
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2.  Verio Stock Options.

     Attached to this letter is a summary prepared by our stock plan administrators showing the option grants that you have received from Verio under our 1998 Non-Employee Director Stock Incentive Plan, and information concerning those grants as of May 31, 2000.

     On May 7, 2000, the Verio Board of Directors determined that 50% of your outstanding options that are not vested immediately prior to the completion of the Offer shall automatically vest and become fully exercisable upon the completion of the Offer. Accordingly, 50% of your outstanding options will become fully vested and exercisable upon completion of the Offer. The remaining 50% of the options you hold, by their terms, automatically will expire upon the completion of the Offer. By the terms of our agreement with NTT, you will be entitled to receive cash shortly after the completion of the Offer for your outstanding vested options. The amount of cash that you will receive for each outstanding vested option you hold will equal the difference between $60 and the exercise price applicable to that option, less applicable federal, state and local tax withholdings. You must sign the duplicate copy of this letter included in this package and return it to Verio in the enclosed envelope in order to receive cash in exchange for your vested options following the Offer.

     Verio's stock option plans will terminate upon completion of the Offer.

     Again, if you wish to receive cash in exchange for your outstanding vested options, please sign and date the enclosed copy of this letter and return it to Verio in the envelope provided. You will not receive the cash amount described in this letter for your vested options until the Offer is actually completed and Verio has received a signed copy of this letter back from you.

     By signing and returning the enclosed copy of this letter to Verio, you are agreeing, if the Offer is completed, to exchange your outstanding vested options for the right to receive cash, as described in this letter. Consequently, upon completion of the Offer, you will have no further rights to acquire the Verio stock represented by your options. Under the terms of the options themselves, all outstanding options will automatically expire upon completion of the Offer.

     If you have any additional questions about the foregoing or any of the attachments, please feel free to contact me.

                         Very truly yours,

                         /s/ Carla Hamre Donelson

                         Carla Hamre Donelson



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I have reviewed the foregoing Instructions Regarding Payment for Shares and
Options and the accompanying information concerning the options previously granted to me in connection with my services to Verio. I hereby request that payment be made to me as described in this letter and the accompanying documents for the options that I hold pursuant to such grant.


Signature:   ____________________________

Print Name:  ____________________________

Date: _____________________________



Attachments:

 .  Individual Summary of Option Grants
 .  Q&A
 .  Tender Offer Materials